

December 3, 2020

James J. Lerner
President and Chief Executive Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

>   **Re: Quantum Corporation**
>   **Registration Statement on Form S-3**
>   **Filed November 25, 2020**
>   **File No. 333-250976**

Dear Mr. Lerner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Davina Kaile